Structured Investments
Opportunities in Equities

December 2006 – January 2007

Preliminary Terms No. 169 / Registration Statement No. 333-131266 / Dated December 26, 2006 / Filed pursuant to Rule 433

PLUS based on the Dow Jones Industrial AverageSM
Performance Leveraged Upside SecuritiesSM

PLUS offer leveraged exposure to a wide variety of assets and asset classes including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.

S U M M A R Y T E R M S
Issued By:	Morgan Stanley
Maturity:	February 20, 2008
Underlying Index:	Dow Jones Industrial AverageSM (“Index”)
Leverage Factor:	200%
Maximum Payment at Maturity:	110.50% to 112.50% of the Stated Principal Amount
Initial Index Value:	Closing Index value on the Pricing Date
Final Index Value:	Closing Index value on the Index Valuation Date, February 15, 2008, subject to adjustment for certain market disruption events
Payment at Maturity:	If Final Index Value is less than or equal to Initial Index Value $10 x (Final Index Value / Initial Index Value) This amount will be less than or equal to the Stated Principal Amount of $10.
If Final Index Value is greater than Initial Index Value $10 + Leveraged Upside Payment In no event will the Payment at Maturity exceed the Maximum Payment at Maturity.
Stated Principal Amount:	$10
Issue Price:	$10
Expected Pricing Date:	January __ , 2007
Settlement Date:	January __ , 2007

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

Investment Overview

Performance Leveraged Upside Securities

The Dow Jones Industrial AverageSM PLUS (the “PLUS”) can be used:

■	As an alternative to direct Index exposure that enhances returns for a certain range of price performance

■	To enhance returns and potentially outperform the Index in a moderately bullish scenario

■	To achieve similar levels of exposure to the Index as a direct investment while using fewer dollars by taking advantage of the Leverage Factor

Maturity:	13 Months
Leverage Factor:	200%
Maximum Payment at Maturity:	110.5% to 112.5% of the Stated Principal Amount
Principal Protection:	None

Dow Jones Industrial AverageSM Overview

The Dow Jones Industrial AverageSM is a price-weighted index comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones & Company, Inc., as representative of the broad market of U.S. industry.

Information as of market close on December 22, 2006

Ticker:	INDU
Current Index Level:	12,343.22
52 Weeks Ago:	10,889.40
52 Week High:	12,471.32
52 Week Low:	10,677.39

Index Historical Performance – End of week values
January 4, 2002 to December 22, 2006

December 2006 – January 2007	Page 2

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

Key Investment Rationale

This 13 month investment offers 200% leveraged upside, subject to a Maximum Payment at Maturity of 110.50% to 112.50% .

Investors can use the PLUS to double returns up to the Maximum Payment at Maturity, while maintaining similar risk as a direct investment in the Index.

Leverage Performance	The PLUS offers investors an opportunity to capture enhanced returns relative to a direct investment in the Index within a certain range of price performance.

Best Case Scenario	The Index increases in value and at maturity the PLUS redeem for the Maximum Payment at Maturity, 110.50% to 112.50%.

Worst Case Scenario	The Index declines in value and at maturity the PLUS redeem for less than the Stated Principal Maturity by an amount proportional to the decline.

Summary of Selected Key Risks (see page 8)

■	No guaranteed return of principal.

■	No interest payments.

■	Appreciation potential is limited by the Maximum Payment at Maturity.

■	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the Index.

■	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

■	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

December 2006 – January 2007	Page 3

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms. At maturity, an investor will receive for each $10 stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the Dow Jones Industrial AverageSM at maturity.

Expected Key Dates
Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
January , 2007	January , 2007 (5 trading days after the Pricing Date)	February 20, 2008, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley
Underlying Index:	Dow Jones Industrial AverageSM (the “Index”)
Issue Price:	$10 per PLUS

The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

Stated Principal Amount:	$10 per PLUS
Interest:	None
Payment at Maturity:	If Final Index Value is less than or equal to Initial Index Value $10 x (Final Index Value / Initial Index Value) This amount will be less than or equal to the Stated Principal Amount of $10.
If Final Index Value is greater than Initial Index Value $10 + Leveraged Upside Payment In no event will the Payment at Maturity exceed the Maximum Payment at Maturity.
Leveraged Upside Payment:	$10 x 200% x Index Percent Increase
Maximum Payment at Maturity:	$11.05 to $11.25 (110.5% to 112.5% of the Stated Principal Amount)
Initial Index Value:	The closing Index value on the Pricing Date
Index Valuation Date:	February 15, 2008, subject to adjustment for certain market disruption events
Final Index Value:	The closing Index value on the Index Valuation Date
Bloomberg Page:	INDU
Index Percent Increase:	(Final Index Value – Initial Index Value) / Initial Index Value
Risk Factors:	Please see “Risk Factors” on page 8

December 2006 – January 2007	Page 4

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

General Information

Listing:

Application will be made to list the PLUS on the American Stock Exchange under the ticker symbol “DWL”, subject to meeting the listing requirements. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS. If accepted for listing, the PLUS will begin trading the day after the Pricing Date.

CUSIP:	61750V857
Minimum Ticketing Size:	100 PLUS
Tax Consideration:	Although the Issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences would result.
■	A U.S. Holder would not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
■	Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss would generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the PLUS.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

December 2006 – January 2007	Page 5

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following hypothetical terms:

Stated Principal Amount:	$10
Leverage Factor:	200%
Maximum Payment at Maturity:	$11.15 (111.5% of the Stated Principal Amount)

PLUS Payoff Diagram

How it works

■	If the Final Index Value is greater than or equal to the Initial Index Value, then investors receive the $10 Stated Principal Amount plus 200% of the appreciation of the Index over the term of the PLUS, subject to the Maximum Payment at Maturity. In the payoff diagram, an investor will realize the hypothetical Maximum Payment at Maturity at a Final Index Value of 105.75% of the Initial Index Value.

	—	If the Index appreciates 5%, the investor would receive a 110% return, or $11.00.

	—	If the Index appreciates 25%, the investor would receive the hypothetical Maximum Payment at Maturity of 111.50%, or $11.15.

■	If the Final Index Value is less than the Initial Index Value, the investor would receive an amount less than the $10 Stated Principal Amount, based on a 1% loss of principal for each 1% decline in the Index.

	—	If the Index depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the Stated Principal Amount.

December 2006 – January 2007	Page 6

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

Information about the Dow Jones Industrial AverageSM

The Dow Jones Industrial AverageSM. The Dow Jones Industrial AverageSM is a stock index calculated, published and disseminated by Dow Jones & Company, Inc. that measures the price-weighted performance of 30 common stocks selected at the discretion of the editors of The Wall Street Journal. The Dow Jones Industrial AverageSM is described under the heading “Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial Average” in the prospectus supplement for PLUS.

License Agreement between Dow Jones & Company, Inc. and Morgan Stanley. “Dow Jones Industrial AverageSM,” “Dow JonesSM,” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., and Dow Jones & Company, Inc. makes no representation regarding the advisability of investing in the PLUS. See “Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial Average—License Agreement between Dow Jones and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low Index closing values, as well as end-of-quarter Index closing values, of the Index for each quarter in the period from January 1, 2002 through December 22, 2006. The Index closing value on December 22, 2006 was 12,343.22. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the Index Valuation Date. The payment of dividends on the stocks that comprise the Index are not reflected in the level of the Index and, therefore, have no effect on the calculation of the payment at maturity.

Dow Jones Industrial AverageSM	High	Low	Period End
2002
First Quarter	10,635.25	9,618.24	10,403.94
Second Quarter	10,381.73	9,120.11	9,243.26
Third Quarter	9,379.50	7,591.93	7,591.93
Fourth Quarter	8,931.68	7,286.27	8,341.63
2003
First Quarter	8,842.62	7,524.06	7,992.13
Second Quarter	9,323.02	8,069.86	8,985.44
Third Quarter	9,659.13	9,036.04	9,275.06
Fourth Quarter	10,453.92	9,469.20	10,453.92
2004
First Quarter	10,737.70	10,048.23	10,357.70
Second Quarter	10,570.81	9,906.91	10,435.48
Third Quarter	10,342.79	9,814.59	10,080.27
Fourth Quarter	10,854.54	9,749.99	10,783.01
2005
First Quarter	10,940.55	10,368.61	10,503.76
Second Quarter	10,623.07	10,012.36	10,274.97
Third Quarter	10,705.55	10,270.68	10,568.70
Fourth Quarter	10,931.62	10,215.22	10,717.50
2006
First Quarter	11,317.43	10,667.39	11,109.32
Second Quarter	11,642.65	10,706.14	11,150.22
Third Quarter	11,718.45	10,739.35	11,679.07
Fourth Quarter (through December 22, 2006)	12,471.32	11,670.35	12,343.22

December 2006 – January 2007	Page 7

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For a complete list of risk factors, please see the accompanying prospectus supplement for PLUS and the accompanying prospectus.

Structure Specific Risk Factors

■	PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the Final Index Value is less than the Initial Index Value, the payout at maturity will be an amount in cash that is less than the $10 Stated Principal Amount of each PLUS by an amount proportionate to the decrease in the value of the Index.

■	PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the Final Index Value is less than the Initial Index Value, the payout at maturity will be an amount in cash that is less than the $10 Stated Principal Amount of each PLUS by an amount proportionate to the decrease in the value of the Index.

■	Appreciation potential is limited. The appreciation potential of PLUS is limited by the Maximum Payment at Maturity of $11.05 to $11.25, or 110.5% to 112.5% of the Stated Principal Amount. Although the Leverage Factor provides 200% exposure to any increase in the value of the Index at maturity, because the payment at maturity will be limited to 110.5% to 112.5% of the Stated Principal Amount for the PLUS, the percentage exposure provided by the Leverage Factor is progressively reduced as the Final Index Value exceeds approximately 105.25% to 106.25% of the Initial Index Value.

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the Issuer.

■	Not equivalent to investing in the Index. Investing in the PLUS is not equivalent to investing in the Index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that comprise the Index.

■	Adjustments to the Index could adversely affect the value of the PLUS. The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.

■	The inclusion of commissions and projected profit from hedging in the original Issue Price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

December 2006 – January 2007	Page 8

PLUS Based on the Value of
the Dow Jones Industrial AverageSM

■	The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax Consideration” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under certain characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for PLUS.

Other Risk Factors

■	Secondary trading may be limited. There may be little or no secondary market for the PLUS. Application will be made to list the PLUS on the American Stock Exchange under the symbol “DWL”. Such listing is subject to certain conditions. For a security to be listed on the American Stock Exchange, the requirements include, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.

■	Potential adverse economic interest of the calculation agent. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and prior to maturity could adversely affect the value of the Index and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the Initial Index Value and, therefore, could increase the value at which the Index must close before an investor receives a payment at maturity that exceeds the Stated Principal Amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the Index Valuation Date, could potentially affect the value of the Index prior to maturity and, accordingly, the amount of cash an investor will receive at maturity.

December 2006 – January 2007	Page 9